Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 OCT 14 A 7:14

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	6 October 2008	*No of sheets:*	*1*

SUPPL

Current report 48/2008

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, issued a ruling dated 29 September 2008 upon declaration of bankruptcy of the company Vivid.pl S.A. with its registered head office in Warsaw (100% of the shares of Vivid.pl S.A. are owned by Telefonia DIALOG S.A. - a subsidiary of KGHM Polska Miedź S.A.). The court appointed a court commissioner - Regional Court Judge, Arkadiusz Zagrobelny, and a receiver - Jacek Filiks.

The ruling on this bankruptcy will come into legal force on 10 October 2008.

Legal basis: § 5 sec. 1 point 24 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

PROCESSED
OCT 15 2008
THOMSON REUTERS

PREZES ZARZĄDU
Mirosław Krutin

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Leszek Mierzwa

[redacted]

08005328

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2008 OCT 14 A 7:17

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	*1 202 772 92 07*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	*14 October 2008*	*No of sheets:*	5

SUPPL

NI/62/2008

In accordance with §86 section 2 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No. 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Report for the first half of 2008.

Herein, are presented only the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Report for the first half of 2008 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated balance sheet

	Note	At 30 June 2008	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment	6	6 744 233	6 614 352
Intangible assets	7	118 047	119 231
Investment property	8	16 517	16 517
Investments in associates	9	659 760	690 096
Deferred tax assets	22	319 174	320 506
Available-for-sale financial assets	10	44 759	47 155
Held-to-maturity investments	11	57 292	43 934
Derivative financial instruments	12	8 154	33 395
Trade and other receivables	13	53 376	47 071
		8 021 312	**7 932 257**
Current assets			
Inventories	14	1 862 653	1 744 495
Trade and other receivables	13	1 411 543	925 367
Current corporate tax receivables		1 669	7 377
Available-for-sale financial assets	10	100 623	-
Derivative financial instruments	12	16 429	81 622
Cash and cash equivalents	15	3 450 503	2 812 096
		6 843 420	**5 570 957**
Non-current assets held for sale	25	**550**	**184**
TOTAL ASSETS		**14 865 282**	**13 503 398**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	16	2 000 000	2 000 000
Other reserves	17	8 791	13 118
Retained earnings		7 360 280	7 440 870
		9 369 071	**9 453 988**
Minority interest		**47 296**	**47 621**
TOTAL EQUITY		**9 416 367**	**9 501 609**
LIABILITIES			
Non-current liabilities			
Trade and other payables	19	31 497	24 762
Borrowings and finance lease liabilities	20	69 756	162 909
Derivative financial instruments	12	-	3 087
Deferred tax liabilities	22	34 282	29 804
Liabilities due to employee benefits	23	944 331	919 923
Provisions for other liabilities and charges	24	536 267	570 327
		1 616 133	**1 710 812**
Current liabilities			
Trade and other payables	19	3 438 566	1 646 406
Borrowings and finance lease liabilities	20	195 165	113 201
Current corporate tax liabilities		30 159	343 377
Derivative financial instruments	12	61	14 335
Liabilities due to employee benefits	23	79 643	77 402
Provisions for other liabilities and charges	24	89 188	96 256
		3 832 782	**2 290 977**
TOTAL LIABILITIES		**5 448 915**	**4 001 789**
TOTAL EQUITY AND LIABILITIES		**14 865 282**	**13 503 398**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	For the period from 1 January 2008 to 30 June 2008	from 1 January 2007 to 30 June 2007
Sales	27	6 750 769	6 467 899
Cost of sales	28	(4 054 068)	(3 639 149)
Gross profit		**2 696 701**	**2 828 750**
Selling costs	28	(113 216)	(95 652)
Administrative expenses	28	(347 739)	(344 774)
Other operating income	30	314 135	1 073 207
Other operating costs	31	(586 253)	(1 334 972)
Operating profit		**1 963 628**	**2 126 559**
Finance costs - net	32	(24 712)	(15 212)
Share of profits of associates accounted for using the equity method	35	152 524	122 430
Profit before income tax		**2 091 440**	**2 233 777**
Income tax expense	36	(372 281)	(408 136)
Profit for the period		**1 719 159**	**1 825 641**
attributable to:			
shareholders of the Parent Entity		1 719 410	1 825 334
minority interest		(251)	307
		1 719 159	**1 825 641**
Earnings per share attributable to the shareholders of the Parent Entity for the half-year period (PLN per share)	37		
- basic		8.60	9.13
- diluted		8.60	9.13

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of the Parent Entity			Attributable to minority interest	Total equity
		Share capital	Other reserves	Retained earnings		
At 1 January 2007 as previously stated		**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors		**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007		**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	34.1.9	-	698 586	-	-	698 586
Fair value losses on available-for-sale financial assets		-	(1 845)	-	-	(1 845)
Deferred tax	22	-	(137 452)	-	-	(137 452)
Total income/(expenses) recognised directly in equity		**-**	**559 289**	**-**	**-**	**559 289**
Profit for the period		-	-	1 825 334	307	1 825 641
Total recognised income/(expenses)		**-**	**559 289**	**1 825 334**	**307**	**2 384 930**
Dividend for 2006		-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest		-	-	-	1 531	1 531
At 30 June 2007		**2 000 000**	**128 128**	**5 331 645**	**46 600**	**7 506 373**
At 1 January 2008		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	34.1.9	-	(2 095)	-	-	(2 095)
Fair value losses on available-for-sale financial assets		-	(2 073)	-	-	(2 073)
Deferred tax	22	-	(159)	-	-	(159)
Total income/(expenses) recognised directly in equity		**-**	**(4 327)**	**-**	**-**	**(4 327)**
Profit for the period		-	-	1 719 410	(251)	1 719 159
Total recognised income/(expenses)		**-**	**(4 327)**	**1 719 410**	**(251)**	**1 714 832**
Dividend for 2007	38			(1 800 000)	(74)	(1 800 074)
At 30 June 2008		**2 000 000**	**8 791**	**7 360 280**	**47 296**	**9 416 367**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement

	Note	For the period from 1 January 2008 to 30 June 2008	For the period from 1 January 2007 to 30 June 2007
Cash flow from operating activities			
Profit for the period		1 719 159	1 825 64
Adjustments to profit for the period	39	222 005	583 29
Income tax paid		(674 141)	(595 784
Net cash generated from operating activities		**1 267 023**	**1 813 15**
Cash flow from investing activities			
Purchase of property, plant and equipment and intangible assets		(572 611)	(613 530
Proceeds from sale of property, plant and equipment and intangible assets	39	8 660	11 01
Proceeds from sale of investment property		-	35 92
Purchase of held-to-maturity investments		(64 844)	(202 797
Proceeds from sale of held-to-maturity investments		64 844	175 03
Purchase of available-for-sale financial assets		(100 005)	(200 000
Proceeds from sale of available-for-sale financial assets		151	61 25
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(13 361)	(32 152
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		-	22 09
Proceeds from repayments of loans		-	25
Interest received		753	47
Dividends received		91 410	203 16
Other investment expenses		(17 888)	(20 221
Net cash used in investing activities		**(602 891)**	**(559 488)**
Cash flow from financing activities			
Expenses connected with transactions with minority interest		-	(464
Proceeds from loans and borrowings		30 158	55 56
Repayments of loans and borrowings		(45 733)	(25 716
Payments of liabilities due to finance leases		(836)	(4 194
Interest paid		(6 604)	(3 868
Dividends paid		(24)	-
Net cash used in/generated from financing activities		**(23 039)**	**21 32**
Total net cash flow		**641 093**	**1 274 98**
Exchange losses on cash and cash equivalents		(2 686)	(16 132
Movements in cash and cash equivalents		**638 407**	**1 258 854**
Cash and cash equivalents at beginning of the period	15	**2 812 096**	**2 321 13**
Cash and cash equivalents at end of the period	15	**3 450 503**	**3 579 985**
including restricted cash and cash equivalents		1 682	2 17

END